James R. Hatfield
Executive Vice President and
Chief Financial Officer
Pinnacle West Capital Corporation
Arizona Public Service Company
400 North Fifth Street, M.S. 9036
Phoenix, Arizona 85004

August 21, 2015

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Pinnacle West Capital Corporation
Arizona Public Service Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
Form 10-Q for Quarterly Period Ended June 30, 2015
Filed July 30, 2015
File No. 1-8962 & 1-4473

Dear Mr. Thompson:

Set forth below are our responses to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 13, 2015, regarding the above-referenced filings.

For your convenience, we have reproduced each of the Staff’s comments in bold text below followed by the response of Pinnacle West Capital Corporation and Arizona Public Service Company (the “Company”).

Form 10-K for Fiscal Year Ended December 31, 2014

1.    Summary of Significant Accounting Policies

Property, Plant and Equipment, page 84

1.
Please tell us your consideration of disclosing balances of the major classes of depreciable assets by nature or function at each balance sheet date and depreciation expense for each year presented. Refer to ASC 360-10-50-1.

Response:

Pinnacle West Capital Corporation (“PNW”) is a holding company that conducts business through its subsidiaries. We derive essentially all of our revenue and earnings from our wholly-owned subsidiary, Arizona Public Service Company (“APS”). APS is a regulated vertically-integrated electric utility that provides either retail or wholesale electric service to most of the State of Arizona.

ASC 360-10-50-1 requires that disclosures in the financial statements or in the notes thereto be made for “balances of major classes of depreciable assets, by nature or function, at the balance sheet date.” Historically, we viewed the major class of our depreciable assets as our “regulated utility business” because substantially all of the property, plant, and equipment reported at PNW related directly to the “regulated utility business.”

However, we have re-evaluated our disclosures and in our Annual Report on Form 10-K for the year ended December 31, 2015 and in future annual filings, we will disclose the balances of major classes of depreciable assets by function (generation, transmission, distribution and general) as of the balance sheet date and the amount of depreciation expense for each year presented.

10.	Commitments and Contingencies

Renewable Energy Credits, page 117

2.
Please tell us how you account for purchased renewable energy credits. Please ensure your response also addresses renewable energy credits that are bundled with energy and those that are associated with purchased power contracts. In addition, please tell us your consideration of disclosing your accounting policies for renewable energy credits.

Response:

Purchased renewable energy credits (“RECs”) include both RECs acquired without energy and RECs acquired in purchased power contracts that are bundled with energy. We utilize purchased RECs to comply with renewable energy standards mandated by our state utility regulator, the Arizona Corporation Commission. The cost of purchased RECs is included in inventory. RECs purchased without energy are charged to operations and maintenance expense when the REC is utilized. The cost of purchased RECs bundled with energy is charged to fuel and purchased power expense as the REC is utilized. Due to regulatory rate recovery, in accordance with ASC 980, the amount charged to expense each period associated with RECs is adjusted for regulatory treatment with an offsetting charge to a regulatory asset or liability account. In the event we acquire RECs in excess of our compliance needs, we account for these RECs as inventory in accordance with ASC 330. At December 31, 2014, the REC inventory balance was $8 million and was included in the “Materials and supplies” line of the Company’s balance sheet. We consider this REC inventory balance to be immaterial and therefore have not disclosed our accounting policy related to RECs. However, if the inventory balance of RECs is expected to become material, a disclosure about our accounting policy will be included.

Southwest Power Outage, page 118

Clean Air Citizen Lawsuit, page 119

3.
Please tell us your consideration of disclosing an estimate of the possible loss or range of loss for the Southwest Power Outage litigation and Clean Air Act Citizen Lawsuit or including a statement that such estimates cannot be made. Refer to ASC 450-20-50-4.

Response:

We determine the accounting and disclosures for commitments and contingencies with respect to legal proceedings in accordance with the applicable accounting guidance, including ASC 450-20-50-4. Members of our financial reporting department consult with our legal counsel on a quarterly basis in order to evaluate the status of each significant legal matter in determining the probability of the incurrence of a loss and whether a loss is reasonably possible and estimable. We consider relevant facts, applicable laws and legal developments in order to make this determination on a case-by-case basis. With respect to matters for which a loss is deemed probable or reasonably possible, we make a determination as to whether the possible loss or range of loss is reasonably estimable.
In future filings in which disclosure is required, we will provide a statement disclosing the possible loss or range of loss or state that such an estimate cannot be made or is not material, depending on the status of a particular matter at that time. Based on the current status of the Southwest Power Outage matter, our proposed disclosure would be as follows:
We believe that the District Court’s decision will be upheld on appeal, but cannot predict the outcome at the appellate court. If the District Court’s decision is reversed, the case would be remanded for discovery and trial, and there is insufficient information at this time to reasonably estimate any possible loss or range of loss to the Company.
The Company will continue to monitor the status of this matter in light of ASC 450-20-50-4 and update our disclosures as appropriate.
As disclosed in the Company’s June 30, 2015 Quarterly Report on Form 10-Q (“Second Quarter 10-Q”), the parties reached a settlement in the Clean Air Act Citizen Lawsuit matter. The Company disclosed the settlement details in the Second Quarter 10-Q, which were immaterial in amount.

15.	Stock-Based Compensation, page 130

4.	Please tell us your consideration of disclosing the total intrinsic value of vested restricted stock units and share-based liabilities paid during each year. Refer to ASC 718-10-50-2-d2.

Response:

For each year an income statement is presented, ASC 718-10-50-2-d2 requires disclosure of the total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

•	The intrinsic value of stock options exercised was immaterial for all years presented, and there were no share units converted in any year presented.

•
The share-based liabilities paid during the last three years for restricted stock unit awards are disclosed in the table on page 132 of the Company’s 2014 10-K. Performance shares vest at the end of the three-year performance period and the share-based liabilities are paid in the following year. Because of the relatively short period between vesting and payout, the Company did not consider this disclosure to be significant.

•
Page 133 of the 2014 10-K provides the total fair value of shares vested during each of the years for which an income statement is presented. Because employees do not pay for restricted stock units, the fair value and the intrinsic value are the same.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 1. Financial Statements

1.	Consolidation and Nature of Operations, page 11

5.
We note that you did not include the statements required by Rule 10-01(8) of Regulation S-X regarding (i) whether the financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods, and (ii) whether such adjustments are of a normal recurring nature. Please provide the required disclosure in future filings.

Response:

The Company notes the Staff’s comment and will include the statements required by Rule 10-01(8) of Regulation S-X in the Consolidation and Nature of Operations footnote disclosure in its future filings beginning with the Quarterly Report on Form 10-Q for the period ending September 30, 2015.

* * *

As requested in your letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact me at (602) 250-3800.

Very truly yours,

/s/ James R. Hatfield

James R. Hatfield
Executive Vice President and
Chief Financial Officer
Pinnacle West Capital Corporation and
Arizona Public Service Company